UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                Amendment No.: 1

                   Name of Issuer: TITAN PHARMACEUTICALS INC.

           Title of Class of Securities: COMMON STOCK

                            CUSIP Number: 888314101

    Date of Event Which Requires Filing of This Statement: December 31, 2007

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:
                               [x] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [ ] Rule 13s-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.     Name of Reporting Person and S.S. or I.R.S. Identification
        No of Above Person:    Dawson Herman Capital Management Inc.
        Tax ID:                06-1033494

2. Check the Appropriate Box if a Member of a Group a.
        b.

3.     SEC Use Only

4.     Citizenship or Place of Organization:
        Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

       5.     Sole Voting Power:            166,400

       6.     Shared Voting Power:                0

       7.     Sole Dispositive Power:       166,400

       8.     Shared Dispositive Power:           0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:
       166,400

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.    Percent of Class Represented by Amount in Row (9):     .37%

12.    Type of Reporting Person:     IA, CO


Item 1(a) Name of Issuer:  Titan Pharmaceuticals Inc.

     1(b) Address of Issuer's Principal Executive Offices:
          400 Oyster Point Blvd., Suite 505, San Francisco, CA 94080

Item 2(a)-(c). Name, Principal Business Address, and Citizenship of Persons
         Filing: Dawson Herman Capital Management Inc., 354 Pequot Avenue, Southport, CT 06890, which is a Connecticut corporation.

     (d) Title of Class of Securities: COMMON STOCK

     (e) CUSIP Number: 888314101

Item 3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E). Dawson Herman Capital Management Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership.
        Ownership as of December 31, 2007 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following X

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
        Not applicable

Item 8. Identification and Classification of Members of the Group.
        Not applicable

Item 9. Notice of Dissolution of the Group.
        Not applicable

Item 10.

By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

By: Dawson-Herman Capital Management, Inc.*

By: /s/ Thomas S. Galvin
Title:  CFO

*The Reporting Person disclaims its beneficial ownership in the securities reported herein except to the extent of its pecuniary interest.